Exhibit 99.1
Suntech Reports Third Quarter 2007 Financial Results
San Francisco, California, November 15, 2007 — Suntech Power Holdings Co., Ltd. (NYSE: STP), one of the world’s leading manufacturers of photovoltaic (PV) cells and modules, today announced third quarter 2007 financial results.
Third Quarter 2007 Highlights1
•	Exceeding guidance, total sales volume exceeded 100MW and total net revenues grew 137.3% year-over-year to $386.7 million.

•	On a non-GAAP[2] basis, Suntech group’s net income was $61.2 million or $0.36 per diluted American Depository Share (ADS). Each ADS represents one ordinary share.

•	Suntech group’s non-GAAP gross margin in its core Wafer to Module business was 24.4%.

•	Cash and cash equivalents increased by $68.6 million largely due to positive operating cash flow in the third quarter of 2007.

•	Suntech’s PV cell production capacity increased to 420MW at the end of the third quarter 2007. Due to the opening of Suntech’s new 1GW facility and the accelerated installation and ramp of new production lines, Suntech has raised its 2007 year-end PV cell production capacity target from 480MW to 540MW.

•	Due to strong demand, expanded silicon procurement, and the anticipated benefit from economies of scale associated with capacity expansion, Suntech has raised the year-end 2008 PV cell production capacity target from 600MW to 1GW, two years ahead of the previously announced 1GW PV cell production capacity target at the end of 2010.

[1]	Selected highlights of the Company’s third quarter 2007 results are set forth in the text of the release and should be read together with the detailed financial statements at the end of this release.

[2]	All non-GAAP measures exclude share-based compensation expenses, restructuring expenses and the amortization expenses incurred from purchase price allocation related to the acquisition of MSK Corporation. For further details on non-GAAP measures, please refer to the reconciliation table and a detailed discussion of management’s use of non-GAAP information set forth in this press release.

“Robust demand and outstanding operational execution drove another strong quarter for Suntech,” said Dr. Zhengrong Shi, Suntech’s Chairman and CEO. “We exceeded our top line expectations and achieved a significant production milestone with total quarterly output surpassing 100MW for the first time in Suntech’s history. We already have purchase orders for 2008 delivery totaling over 450MW, and we expect that extremely strong demand for our PV products will continue, leading to firm pricing in 2008.”
“At the end of the third quarter, we completed construction of our new 1GW production facility in Wuxi, China. This facility will enable us to transition to a new generation of technology that will facilitate the production of higher efficiency PV cells using thinner wafers on a multi-gigawatt scale. In addition, this facility will enable us to accelerate our capacity expansion to hit 1GW capacity two years ahead of plan and further reduce our cost base through economies of scale. This represents a key milestone for Suntech.”
Commenting on Suntech’s silicon supply, Dr. Shi said: “Our recent long term silicon contracts with Asia Silicon, Nitol Solar, ReneSola and a major Korean conglomerate mark a major turning point for Suntech’s silicon supply environment as they will both enhance our margins and expand our volume. We believe that our new suppliers employ best-in-class equipment and manufacturing processes to produce high quality silicon and wafers. In the near term, despite the industry’s shortage, our procurement has been highly successful and we have secured enough silicon for at least 530MW of output. These new contracts not only allow us to accelerate our growth, they also significantly decrease our long term cost of silicon and bring Suntech closer to the goal of grid parity.”
Recent Business Highlights
New Products and Projects
•	Suntech announced the completion of a 23.2MW field solar installation in the Extremadura region of Spain. Suntech supplied more than 120,000 Suntech PV modules to Atersa, a subsidiary of Elecnor Group and one of Suntech’s key partners in Spain, for installation in the solar park. In addition to this project, Atersa has contracted with Suntech for the supply of over 50MW in 2007 and early 2008.

•	Suntech recently completed the first stage of a 3MW landmark project with WEPCO, a subsidiary of KEPCO, which is South Korea’s largest power utility. The South Korean solar market has become the fastest growing solar market in Asia since the introduction of attractive feed in tariffs, and Suntech has rapidly established itself as a leading supplier of PV modules. Suntech projects sales to South Korea of almost 10MW in the full year 2007.

•	The U.S. market’s most powerful standard 72 solar cell module and a new all black solar module for the U.S. residential solar market were launched in conjunction with the Solar Power 2007 Conference and Expo held in Long Beach, CA in September.

Silicon and Wafer Procurement
•	Reducing the cost of silicon is one of Suntech’s key strategies to rapidly achieve grid parity, and through ongoing recent silicon procurement efforts Suntech has transformed its long term silicon supply status and now maintains a growing pipeline of silicon at prices well below today’s spot market. The Company has recently announced new supply contracts with:
•	Asia Silicon Co., Ltd. to provide polysilicon for a total value of up to $1.5 billion over a seven-year period with the cost of polysilicon decreasing to below $40 per kg.

•	ReneSola Ltd. to purchase 510MW of silicon wafers over a four-year period beginning in January 2008.

•	Nitol Solar Ltd. to supply polysilicon over a seven-year period beginning in 2009.

•	A major Korean conglomerate to provide silicon wafers over an eight-year period with delivery beginning in 2008.
Global Offices and Production Facilities
•	Suntech announced the completion of its new world-class, 1GW facility in Wuxi, China. The new production facility opening represents a key milestone in the evolution of Suntech’s production processes toward increased automation and the Company’s advance toward multi-gigawatt production. With additional floor space, Suntech has accelerated the installation and ramp of new PV cell production lines.
•	On October 23, Suntech announced the opening of its new headquarters office in San Francisco, California. The establishment of Suntech’s U.S. headquarters is aimed at providing a diverse range of on-the-ground capabilities to its customers in America as well as to accelerate U.S. business development initiatives. Since launching its U.S. operations in 2006, Suntech has quickly become one of the leaders in the market. Suntech expects to expand its sales in North America next year by more than 100% which is over 14 times higher than 2006 sales.
Building Integrated PV (BIPV) Solutions
•	Since the acquisition of MSK, Suntech has developed one of the largest portfolios of BIPV solutions in the industry. Strong interest in building integrated solar technology in key markets continued to fuel Suntech’s BIPV business development.
•	In Italy, Suntech supplied MSK Photovol Glass panels to Socovoltaic Systems for a 10kW BIPV solution. This will form an integral component of a 750kW solar system for a 25,000 square meter green building project in the Sicilian city of Pozzallo.

•	In the U.S., Suntech supplied a custom designed MSK BIPV Light Thru skylight system to Recreational Equipment, Inc. (REI) for their prototype store in October in Boulder, Colorado.

•	Suntech has also expanded its BIPV solutions to include co-developed products that are manufactured by Suntech. In addition to an agreement with Open Energy to manufacture their SolarSave® PV Tiles, Suntech announced initiatives to produce 10MW to 14MW of Akeena Solar’s Andalay solar panels in 2008 and to produce Lumeta’s line of roof integrated photovoltaic products.
Third Quarter 2007 Results

			Non-	Non-
			GAAP	GAAP
	Net		Gross	Gross
	Revenues		Profit	Margin
	(in $	% of Net	(in $
	millions)	Revenues	millions)	(%)
Standard PV Modules	$381.2	98.6%	$82.2	21.6%
— Wafer to Modules	307.4	79.5%	74.9	24.4%
— Cell to Modules	73.8	19.1%	7.3	9.9%
Others	5.5	1.4%	0.6	10.9%

Total (consolidated)	$386.7	100%	$82.8	21.4%

Suntech reported total net revenues of $386.7 million for the third quarter of 2007, representing a 137.3% increase from the corresponding period in 2006.
Non-GAAP gross profit for the third quarter of 2007 was $82.8 million, an increase of 117.9% year-over-year. Non-GAAP gross margin for our core wafer-to-module business improved to 24.4% and non-GAAP consolidated gross margin was 21.4%.
Non-GAAP operating expenses in the third quarter of 2007 totaled $19.3 million and accounted for 5.0% of net revenues.
Non-GAAP income from operations for the third quarter of 2007 was $63.5 million, an increase of 113.1% year-over-year. Non-GAAP operating margin was 16.4%.
Non-GAAP net income for the third quarter of 2007 was $61.2 million, an increase of 86.6% year-over-year, or $0.36 per non-GAAP diluted ADS.
On a GAAP basis, for the third quarter of 2007 gross profit was $80.0 million, an increase of 115.1% year-over-year. Gross margin was 20.7% for the third quarter of 2007. Income from operations was $56.1 million, an increase of 121.7% year-over-year. Net income was $53.3 million, an increase of 85.4% year-over-year, or $0.32 per diluted ADS.

In the third quarter of 2007, capital expenditures, which were primarily related to production capacity expansion and the construction of Suntech’s new production facilities, totaled $41.8 million and depreciation and amortization expenses totaled $5.5 million.
Suntech’s balance of cash and cash equivalents was $588.6 million at September 30, 2007, compared to $520.0 million at June 30, 2007. Inventory totaled $164.3 million at September 30, 2007, compared to $198.4 million at June 30, 2007, primarily due to improved inventory management.
Business Outlook
Based on current operating and other conditions, Suntech expects fourth quarter of 2007 total sales volume to be in the range of 109MW to 111MW, and has increased the forecast of full year 2007 sales volume by 12% from 325MW to be in the range of 363MW to 365MW. Non-GAAP consolidated gross margin in the fourth quarter of 2007 is expected to improve by 50 to 100 basis points from the third quarter of 2007.
Suntech has currently secured enough silicon to produce more than 530MW in 2008. Based on this level of silicon supply, Suntech expects revenues to be in the range of $1.9 billion to $2.1 billion for the full-year 2008.
Due to the accelerated installation of production lines within the newly opened 1GW facility, Suntech has raised the year-end 2007 PV cell production capacity target from 480MW to 540MW. Suntech has also raised the year-end 2008 PV cell production capacity target from 600MW to 1GW, two years ahead of the previously announced 1GW PV cell production capacity target at the end of 2010.
Changes to the Board
Suntech announced the re-appointment of Mr. Jason E. Maynard to its Board of Directors and the resignations of Dr. Jingjia Ji and Mr. Chengyu Fu. Dr. Ji will continue to serve as a senior scientist at the Company concentrating on key initiatives such as the Pluto technology and the thin film R&D and manufacturing facility. Mr. Maynard, formerly a member of the Company’s Board from August 2005 to October 2006, will serve on the Audit Committee, replacing Mr. Zhi Zhong Qiu, who remains on the Compensation Committee and Corporate Governance and Nominating Committee.
“We are very pleased to welcome Mr. Maynard back to the Suntech Board,” said Dr. Shi. “We are confident that Mr. Maynard will play an important role in guiding Suntech’s future initiatives to reduce the cost of solar energy and expand our position in international solar markets.”
Mr. Maynard was formerly a partner and Head of the Asian Special Situations Group at Goldman Sachs (Asia) LLC based in Hong Kong. He has over 14 years of experience in principal investing with a focus ranging from distressed companies to growth private equity. Previously, he held positions at Merrill Lynch Asia Pacific, Chase Manhattan Asia and

Citicorp International. Mr. Maynard received his bachelor’s degree in East Asia Political Economy from Hamilton College in the United States.
“I would also like to thank Dr. Ji and Mr. Fu for their contributions to the Board over the past two years. Their dedication and insight were invaluable during a critical stage in Suntech’s rapid development,” said Dr. Shi.
Senior Management Hires
Ms. Kristina Peterson was hired as Director, Structured Finance of Suntech America, based in Suntech’s U.S. headquarters in San Francisco. She will manage Suntech’s structured, project and customer finance business in the U.S. Ms. Peterson was previously CEO of Mayflower Partners, an international financial advisory firm in Menlo Park, California. Prior to Mayflower, Ms. Peterson was Vice President at Citibank and ABN AMRO Bank in project and structured finance based in New York, Chicago, Los Angeles and Dubai, United Arab Emirates. Ms. Peterson received an MBA from the University of Chicago, and a B.S. from Boston University.
Ms. Polly Shaw was hired as the Director, External Relations of Suntech America also based in San Francisco. Ms. Shaw will focus on monitoring government affairs issues and actively represent Suntech in key industry associations in the U.S. such as the Solar Energy Industries Association and the Solar Alliance. Prior to joining Suntech, Ms. Shaw was a Senior Regulatory Analyst at the California Public Utilities Commission where she served as the staff lead to implement the $3.2 billion California Solar Initiative. Polly has worked for over 14 years to design policy models and programs that advance clean, efficient energy use and climate protection in the U.S., and energy efficiency and methane capture programs in the U.S. and China. Ms. Shaw received a B.A. from Tufts University.
Mr. Xuejun Qi was hired as Director of Production to oversee improvements in production processes. Mr. Qi has over 12 years experience in manufacturing management and was previously Director of Manufacturing at Samsung Electronics.
Upcoming Events in Wuxi, China
Annual General Meeting of Shareholders
Suntech will convene its annual general meeting of shareholders on December 18, 2007 at Company headquarters in Wuxi. Ordinary shareholders of record as of November 9, 2007 will be entitled to attend the meeting. There are no matters requiring shareholder consideration at this time.
Investor and Analyst Day
Suntech management will host an investor and analyst day in Wuxi on Tuesday, December 11, 2007. For more information, please contact suntech@tpg-ir.com.

Third Quarter 2007 Conference Call Information
Suntech management will host a conference call today, Thursday, November 15 at 8:00 a.m. Eastern Time (which corresponds to November 15, 2007 at 9:00 p.m. Beijing/Hong Kong time) to discuss the company’s results.
To access the conference call, please dial +1-617-614-3528 (for U.S. callers) or +852-3002-1672 (for international callers) and ask to be connected to the Suntech earnings conference call. A live and archived webcast of the conference call will be available on Suntech’s website at http://www.suntech- power.com under Investors: Events.
A telephonic replay of the conference call will be available until November 27, 2007 by dialing +1-617-801-6888 (passcode: 15787946).
About Suntech
Suntech Power Holdings Co., Ltd. is a leading solar energy company in the world as measured by both production output and capacity of solar cells and modules. Suntech provides solar solutions for a green future. Suntech designs, develops, manufactures, and markets a variety of high quality, cost effective and environmentally friendly PV cells and modules for electric power applications in the residential, commercial, industrial, and public utility sectors. Suntech’s majority-owned subsidiary, MSK Corporation is one of the top-ranked companies in the building-integrated photovoltaics (BIPV) space. Suntech’s customers are located in various markets worldwide, including key markets throughout Europe, North America, Japan and China. For more information, please visit http://www.suntech-power.com.
Safe Harbor Statement
This press release contains forward-looking statements. These statements constitute “forward-looking” statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. In particular, the projected fourth quarter 2007 and full year 2008 data regarding sales volume, capacity and revenues and the business outlook and quotations from management in this announcement, as well as Suntech’s strategic and operational plans, are forward-looking statements. Forward-looking statements involve certain risks and uncertainties that could cause actual results to differ materially from those in the forward-looking statements. Further information regarding these and other risks is included in Suntech’s filings with the U.S. Securities and Exchange Commission, including its Annual Report on Form 20-F. Suntech does not undertake any obligation to update any forward-looking statement as a result of new information, future events or otherwise, except as required under applicable law.

About Non-GAAP Financial Measures
To supplement its consolidated financial results presented in accordance with GAAP, Suntech uses the following non-GAAP measures which are adjusted from the most directly comparable GAAP results to exclude items related to share-based compensation, restructuring expenses and the amortization expenses incurred from the purchase price allocation effect related to the MSK Corporation acquisition. Management believes these non-GAAP measures are useful to investors in enabling them to better assess changes in Suntech’s core business across different reporting periods on a consistent basis, independently of stock-based compensation expenses and the purchase price allocation effect related to the MSK acquisition. Thus, the non-GAAP financial measures provide investors with another method for assessing Suntech’s operating results in a manner that is focused on the performance of its ongoing operations. Management also uses these non-GAAP measures internally to make an apples-to-apples comparison of the business and financial performances of current and historical results, for strategic decision making, forecasting future results and evaluating the Company’s current performance. Many analysts covering Suntech use the non-GAAP measures as well. These non-GAAP measures are not in accordance with or an alternative for GAAP financial data, the non-GAAP results should be reviewed together with the GAAP results and are not intended to serve as a substitute for results under GAAP, and may be different from non-GAAP measures used by other companies. For more information on these non-GAAP financial measures, please see the tables captioned “Reconciliations of non-GAAP results of operations measures to the nearest comparable GAAP measures” set forth at the end of this release and which shall be read together with the preceding financial statements prepared under GAAP.
For more information, please contact:
In China:
Rory Macpherson
Investor Relations Manager
Suntech Power Holdings Co., Ltd.
Tel: +86-510-8531-8922
Email: rory@suntech-power.com
In the United States:
Sanjay M. Hurry
Vice President
The Piacente Group, Inc.
Tel: +1-212-481-2050
Email: suntech@tpg-ir.com

Note: The quarterly consolidated income statements are unaudited. The condensed consolidated balance sheets are derived from Suntech’s unaudited consolidated financial statements.
SUNTECH POWER HOLDINGS CO., LTD.
CONDENSED CONSOLIDATED BALANCE SHEET
(In $’000)

	As of	As of
	June 30,	September 30,
	2007	2007

ASSETS
Current assets:
Cash and cash equivalents	519,963	588,553
Restricted cash	127,372	92,814
Inventories	198,385	164,297
Accounts receivable	225,758	236,038
Value-added tax recoverable	36,135	51,374
Advances to suppliers	76,970	65,021
Other current assets	22,781	73,139

Total current assets	1,207,364	1,271,236

Property, plant and equipment, net	185,255	227,442
Intangible assets, net	77,121	81,072
Goodwill	27,580	29,439
Investments in affiliates	6,661	10,313
Long-term prepayments	144,486	144,391
Long-term loan to a supplier	99,134	99,748
Other non-current assets	13,189	12,713

TOTAL ASSETS	1,760,790	1,876,354

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Short-term borrowings, including current portion of long-term bank borrowings	328,036	369,716
Accounts payable	59,135	47,252
Other current liabilities	38,010	50,431

Total current liabilities	425,181	467,399

Long-term bank borrowings	28,686	25,430
Convertible notes	500,000	500,000
Accrued warranty costs	14,298	18,154
Other long-term liabilities	34,619	31,839

Total liabilities	1,002,784	1,042,822

Minority interest	18,289	18,488

Total shareholders’ equity	739,717	815,044

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	1,760,790	1,876,354

SUNTECH POWER HOLDINGS CO., LTD.
CONSOLIDATED INCOME STATEMENT
(In $’000, except share, per share, and per ADS data)

	Three months	Three months	Three months
	ended	ended	ended
	September 30	June 30	September 30
	2006	2007	2007

Total net revenues	162,969	317,377	386,652
Total cost of revenues	125,742	253,043	306,626
Gross profit	37,227	64,334	80,026
Selling expenses	2,889	6,961	8,329
General and administrative expenses	7,050	15,122	11,543
Research and development expenses	2,038	4,171	4,094
Total operating expenses	11,977	26,254	23,966

Income from operations	25,250	38,080	56,060
Interest expenses	(1,869)	(6,005)	(6,508)
Interest income	4,119	8,811	8,071
Other income (expense)	1,707	3,234	(1,612)

Income before income taxes	29,207	44,120	56,011
Tax provision	(1,617)	(2,425)	(3,532)

Net income after taxes before minority interest and equity in earnings of affiliates	27,590	41,695	52,479
Minority interest	301	(515)	763
Equity in earnings of affiliates	838	123	16

Net income	28,729	41,303	53,258

Net income per share and per ADS:

— Basic	0.19	0.27	0.35
— Diluted	0.19	0.25	0.32

Shares and ADSs used in computation:

— Basic	148,324,230	151,143,225	152,187,168
— Diluted	154,930,224	168,862,744	169,784,511
Each ADS represents one ordinary share

Reconciliations of non-GAAP results of operations measures to the nearest comparable GAAP measures (*)
(in $ millions, except margin data, per share and per ADS data, unaudited)

	Three months ended September 30, 2006
		Share-based	Effect of Purchase Price	Restructuring
	GAAP Results	Compensation	Allocation	Expenses	Non-GAAP Results
Gross profit	37.2	0.3	0.5	—	38.0
Gross margin	22.8%				23.3%

Income from operations	25.3	3.5	1.0	—	29.8
Income from operations margin	15.5%				18.3%

Net income	28.7	3.5	0.6	—	32.8
Net income margin	17.6%				20.1%

Net income per share and per ADS
—Basic	0.19				0.22
—Diluted	0.19				0.21

	Three months ended June 30, 2007
		Share-based	Effect of Purchase Price	Restructuring
	GAAP Results	Compensation	Allocation	Expenses	Non-GAAP Results
Gross profit	64.3	2.6	—	—	66.9
Gross margin	20.3%				21.1%

Income from operations	38.1	7.1	0.4	—	45.6
Income from operations margin	12.0%				14.4%

Net income	41.3	7.1	0.4	0.1	48.9
Net income margin	13.0%				15.4%

Net income per share and per ADS
—Basic	0.27				0.32
—Diluted	0.25				0.29

	Three months ended September 30, 2007
		Share-based	Effect of Purchase Price	Restructuring
	GAAP Results	Compensation	Allocation	Expenses	Non-GAAP Results
Gross profit	80.0	2.8	—	—	82.8
Gross margin	20.7%				21.4%

Income from operations	56.1	6.6	0.8	—	63.5
Income from operations margin	14.5%				16.4%

Net income	53.3	6.6	0.5	0.8	61.2
Net income margin	13.8%				15.8%

Net income per share and per ADS
—Basic	0.35				0.40
—Diluted	0.32				0.36

(*)	The adjustment is for share-based compensation, restructuring expenses and amortization expenses incurred from purchase price allocation related to the acquisition of MSK Corporation.